Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 14, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:   Preliminary Proxy Statement of Keystone Private Income Fund (Registration No. 811-23482)

Dear Mr. Be:

The following responds to the Staff’s comments that you provided by telephone on December 11, 2020 regarding the review of the preliminary proxy statement filed by the Keystone Private Income Fund (the “Fund”) on Schedule 14A on December 1, 2020 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: The Staff notes that the answer to the second Q&A in the “Important Information” section (“How will the Proposal affect the amount of the incentive fee paid to Keystone?”) states that “[W]hile there are scenarios where the amount of the incentive fee due and payable to Keystone could be higher under a monthly calculation than under a quarterly calculation there are also scenarios where the incentive fee due and payable to Keystone would be higher under a quarterly calculation than under a monthly calculation.” Please expand this disclosure to briefly explain what those scenarios may be.

Response: The aforementioned answer has been revised to include the following after the third sentence:

For example, if the weighted average net asset value of the Fund increased in the first and third months of the quarter, but not the second month and investment income earned by the Fund was in excess of the hurdle rate in the first and third months, but not the second month, it would be expected that the amount of the incentive fee due and payable would be greater under a monthly calculation than under a quarterly calculation. However, if the weighted average net asset value of the Fund decreased from the first month and investment income earned by the Fund exceeded the hurdle rate only in the first month, it would be expected that the amount of incentive fee due and payable would be greater under a quarterly calculation than a monthly calculation. Further, if the weighted average net asset value of the Fund were to increase each month of the quarter and net investment income earned by the Fund in all months in the quarter exceeded the hurdle rate, it would be expected that the amount of the incentive fee due and payable would be the same regardless if calculated on a monthly or quarterly basis. Shareholders are advised that the calculation of the incentive fee is highly dependent upon a significant number of variables, including the size and growth of the Fund, the amount and timing of net investment income earned by the Fund, the amount and timing of expenses incurred by the Fund, redemptions, new subscriptions, the amount and timing of excess cash held by the Fund and many other factors. Thus, it is impossible to predict with certainty the amount, if any, of incentive fee that may be due and payable in any given month or quarter.

Mr. Raymond Be
December 14, 2020

2.	Comment: Please revise the answer to the second Q&A in the “Important Information – General Matters” section (“How does the Board recommend that I vote?”) to briefly state the reasoning behind the Board of Trustees’ recommendation. For example: What is the benefit to the Fund or its shareholders?

Response: The aforementioned answer has been replaced with the following:

The Board of Trustees believes that approving the amended and restated investment management agreement to change the frequency of the calculation of the incentive fee payable to Keystone from quarterly to monthly will better align the calculation of the incentive fee with the Fund’s other fees that are calculated on a monthly basis, which are then allocated on a monthly basis to the applicable share class in order to determine the monthly NAV of the Fund. As a result, as the Fund admits new investors on a monthly basis, the NAV of the Fund is calculated on a monthly basis to allow new investors to buy shares at the then-applicable NAV without resulting in dilution or detriment to existing shareholders. Consequently, the members of the Board of Trustees, including all of the trustees who are not “interested persons” (as defined in the Investment Company 1940 Act (the “1940 Act”)) of the Fund (the “Independent Trustees”) recommend that you vote in favor of the Proposal.

Mr. Raymond Be
December 14, 2020

3.	Comment: In the section titled “Information About Keystone – Duration and Termination,” please clarify when the A&R Investment Management Agreement will expire (e.g. two years from the date of shareholder approval).

Response: The following disclosure has been added as the third sentence of the aforementioned section: “If approved by Fund shareholders, the A&R Investment Management Agreement will continue for an initial term of two years from the date of its approval.”

4.	Comment: Please revise the third sentence of the second paragraph in the “Proxies, Quorum and Voting at the Special Meeting” section to clarify that proxies without instructions will only be voted if such proxies are received.

Response: The aforementioned sentence has been revised as follows:

If no instruction is given on a received proxy, the persons named as proxies will vote the shares represented thereby in favor of the proposal described herein and will use their best judgment to vote on such other business as may properly come before the Special Meeting or any adjournment thereof.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

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